Lightstone Value Plus Real Estate Investment Trust II, Inc.

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

May 2, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 5 to Form S-11
Filed April 29, 2011
File No. 333-151532

Dear Mr. McTiernan:

On behalf of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), I am submitting this letter in response to the telephonic comments (the “Comments”) of the staff of the United States Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 29, 2011 (No. 333-151532) (the “Registration Statement”).

Pursuant to the Comments, the Company is revising its prospectus to include therein the following text.  The revised text will be included in the Company’s prospectus filed pursuant to Rule 424(b)(3).

1)
Under the heading “- Funds from Operations and Modified Funds from Operations”, as requested, the following sentence will be revised to read as follows: “MFFO may provide investors with a useful indication of our future performance and the sustainability of our current distribution policy upon completion of the acquisition period.”

2)
Under the heading “- Funds from Operations and Modified Funds from Operations”, the following text will be added as the final sentence in the first bullet point of the limitations of MFFO as compared to net income(loss): “However, the exclusion of impairments limits the usefulness of MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected.”

3)
With respect to the explanation of the net operating income used for calculating capitalization rates, the explanatory sentence will be revised to read as follows:  “For purposes of this calculation, net operating income is determined using the projected or budgeted net operating income of the property based upon then-current projections.”

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective as soon as practicable.

The Company acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  I look forward to hearing from you at your earliest convenience.  I can be reached by telephone at 732-367-0129 x2168 or by email at jteichman@lightstonegroup.com.

Yours truly,

/s/ Joseph E. Teichman
Joseph E. Teichman
General Counsel